

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 5, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education & Investment Group Corporation**
Registration Statement on Form S-1
Filed on December 9, 2009
File No. 333-163635

Dear Mr. Wei:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your prospectus to include clear disclosure as to how the selling shareholders received the shares being offered for resale pursuant to this registration statement. We note inconsistencies in this regard. For example, in footnote one to your registration fee table, you refer to the "last sale price" of $6 per share for your common shares, yet on page five you state that you have "raised $0 through the sale of common stock." Later on page five at paragraph six you state that you "determined this offering price ($6) based upon the price of the last sale of our common stock to investors." On page 11 you state that the shares were acquired by the selling shareholders "under Rule 506 of Regulation D...or for the performance of services to the Company," yet on page 75 you state that "there were no sales of unregistered securities by Wonder since inception on April 17, 2008." To the extent that all the shares you are offering for resale were received by the selling shareholders pursuant to the Common Stock Exchange Agreement dated April 26, 2008, please tell us the exemption from registration that was relied upon for this distribution of the Company's shares. Please consider Staff Legal Bulletin #4 when providing us with your analysis.

2. Please include all disclosure under Item 701 of Regulation S-K including the exemption(s) from registration relied upon and facts relied upon in making the exemption available, person or class of person to whom the securities were sold, and the nature and aggregate amount of consideration received. Please refer to Part II, Item 15, "Recent Sales of Unregistered Securities," of Form S-1.

3. We note that you are registering all of your outstanding common stock for resale. Tell us why this offering should not be viewed as a primary offering of the company's shares being distributed by the selling shareholders. Your analysis should address the length of time that the shares have been held by the selling shareholders, any monies received by the selling shareholders from the company, the business purpose for the distribution of shares from the company to the selling shareholders.

4. Substantially revise your disclosure throughout to reflect your financial position and business description as of a date no earlier than September 30, 2009. For example, your MD&A must be presented as of the date of your most recent financial statements. See Item 303(b) of Regulation S-K.

Table of Contents, page 4

5. Please revise to include pagination for your table of contents.

Summary, page 5

6. Please revise to delete the reference in paragraph one to "information that is incorporated by reference into this prospectus," insofar as Wonder International Education is not eligible to incorporate by reference under General Instruction VII to Form S-1.

Risk Factors, page 5

7. We note that you have not included risk factor disclosure concerning your lack of legal standing in China, as disclosed on page 83, nor your failure to file all of your tax returns required under Chinese law, as disclosed on page 89. Please advise or revise.

Risks Related to Our Common Stock, page 8
The trading price of our common stock may fluctuate significantly, and stockholders may have difficulty reselling their shares., page 8

8. Please revise your risk factor heading insofar as the risk you discuss here relates not to fluctuation in your stock trading price (which you discuss in the previous risk factor), but rather to the possibility of dilution to shareholders should the company issue additional common stock.

Forward-Looking Statements, page 10

9. At the end of this section, you correctly indicate that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to your disclosure in this document; however, later in MD&A you incorrectly reference the safe harbor (page 68). Please correct to remove the reference.

Selling Security Holders, page 11

10. We note that many of your selling shareholders are selling only 1 share in the offering. Tell us why you are registering these resales.

11. Please revise to include footnote disclosure regarding the person or persons having voting or dispositive power over shares held by non-natural selling shareholders. We note, as examples, Eastbridge Investment Group Corp., NTL Management, Ltd., Xiamen Overseas Chinese, and Winterflood Securities Limited.

Description of Business, page 50

12. Please note that Item 101(h)(4) of Regulation S-K requires that a registrant "briefly describe" the business of the company. Your discussion focuses more on

the state of foreign vocational education in China and other parts of the world
rather than you current and planned business operations. We are uncertain, for
example, why you have included disclosure related to the current situation of
foreign vocational education in Germany, with chart disclosure relating to that
country dating to 2003-2005. Likewise as to the United States and Australia, with
charts included that date from 2004. It is not clear why vocational education
models in foreign countries other than China, including Canada and Great Britain,
are relevant to a discussion of Wonder International Education's business, whose
seven vocational schools appear to operate solely in various provinces of China.
Please revise significantly to both shorten your disclosure, and focus more
specifically upon the business development and operations of Wonder, as opposed
to education and educational developments generally.

13. Please revise to indicate your competitive position within your industry. Refer to
Item 101(h)(4)(iv) of Regulation S-K. Likewise, revise to indicate your
dependence on one or a few major customers. We note the reference on page 51
to 12 employment institutions. Refer to Item 101(h)(4)(vi) of Regulation S-K.

14. To the extent that you retain the various charts, graphs, and photographs you have
included in this section, please revise to tie each such graphic into your narrative
disclosure. For example, it is not clear how the photograph mid-page 51 tie into
the business of Wonder International Education. Similary, the significance of the
pie chart on page 53,the map of China on page 57(the map is not legible),and the
pie charts on page 65. Tell us the source or sources of the data contained in these
charts, and the population being referenced. We note your statement that 86.4%
of the population pool "haven't been trained," but it is unclear what is the
aggregate number of that population. Likewise, the meaning of the chart "Industry
Condition of Rural Labor" on page 66 is unclear. Explain the significance of the
percentages employed in primary, secondary, and tertiary industry and how this
relates to your business.

15. Likewise, to the extent that you retain the various charts, graphs, and photographs
you include in this section, or elsewhere in your prospectus, please identify the
source or sources for the data represented or summarized thereby. Where you cite
to industry research for information and statistics regarding, among other things,
economic trends and market share, provide us with marked copies of any
materials that support these and other third party statements, clearly cross-
referencing a statement with the underlying factual support. Confirm for us that
these documents are publicly available. To the extent that any of these reports
have been prepared specifically for this filing, file a consent from the party. As an
example of data for which you have already provided a cite, we note the reference
to "OECD data in 2006" on page 57.

16. Please revise to quantify the "significant assets" you reference in paragraph one,
as of the most recent practicable date. Likewise, briefly describe the "clear stock

equity structure," you reference at the conclusion of your introductory paragraph, and explain why this is important to an understanding of your business.

17. Please revise to more fully describe the material terms of your "partnerships" with 30,000 Chinese corporations and 12 employment institutions, as referenced in the second bullet point on page 50, including, for example, whether these partnerships are contractual in nature.

18. Please revise to explain the reference to "return on investment" of 39.4% in the fourth bullet point on page 51. How was this figure arrived upon? Likewise, provide support for your statements in the final bullet point on that page that Wonder is "currently a solid investment" with a "significant upside" that provides for a "strong return" coupled with "low risk." Similarly provide support for other unsupported qualitative and quantitative statements found elsewhere in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

19. Please revise to provide a more robust discussion of the reasons and drivers underlying your results of operations. Generally, you conclude your specific sections with the explanation that the described change was the result of "the reasons discussed above," which provides little by way of substantive disclosure. Please revise to more fully provide the information necessary to an understanding of the company's financial condition, changes in financial condition, and results of operations. Please refer to Item 303(a) of Regulation S-K.

20. Refer to your discussion of the small loan business on page 70. Please revise MD&A at page 68 to discuss the results of operations of the small loan business as discontinued operations for all periods presented.

Liquidity, page 70

21. Please revise to provide a more thorough and robust discussion of the company's liquidity, including internal and external sources of liquidity, and a discussion of any material unused sources of liquid assets. For example, please provide more disclosure concerning the material terms of the $2,000,000 credit facility you have with a local bank, including any outstanding balance under it. Refer to Item 303(a)(1) of Regulation S-K. We note that you have not included the credit facility agreement as an exhibit to the filing. Please advise us why, or include it as an exhibit with your amended filing.

Critical Accounting Policies, Judgments and Estimates, page 70

22. Refer to your critical accounting policy for revenue recognition on page 71. Please expand the discussion of your revenue recognition policy to describe in detail your accounting for revenue recognition. For example, please describe when students enter into contractual arrangements for your programs, when payments are due, how long the programs typically last and the methodology you utilize to recognize tuition over the course of their training. Please revise the disclosure in Note 2 to the financial statements on page 84 accordingly.

Directors, Executive Officers, Promoters, and Control Persons, page 71

23. Please revise to provide complete executive compensation disclosure under Item 402 of Regulation S-K, as it applies to smaller reporting companies.

24. Please revise to provide complete disclosure under Item 404 of Regulation S-K, as it applies to smaller reporting companies. In this regard, we note disclosure on page 88 indicating that during 2007 and 2008, payments were made on behalf of the company's president, the outstanding balances of which were $107,000 at December 31, 2007, and $526,000 at December 31, 2008. Likewise, we note the purchase of computers from a company controlled by Wonder's president, totaling $149,952.

Financial Statements

General

25. Refer to your disclosure of the small loan business in Note 8 on page 89. Please revise the financial statements to present the operations of the small business lending business as a discontinued operation for all periods presented pursuant to ASC 205-20-50.

Report of Independent Registered Public Accounting Firm, page 78

26. We note that your auditors are located in New Jersey. It appears that most of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Note 1 – Organization and Business, page 83

27. Refer to the discussion of your lack of legal standing under the laws of the PRC to assert ownership rights to China Wonder or the seven other subsidiaries. Please tell us in detail the basis for consolidating the operations of China Wonder given the lack of legal standing under the laws of the PRC.

Interim Financial Statements

28. Please include disclosure of the discontinuance of the small loan business, including all required disclosures regarding related party transactions, for the interim periods presented. Please see ASC 205-20-50 for guidance.

Exhibits

29. Please include a currently dated consent from your independent accountant in each amendment.

Signatures, page 97

30. Please revise to indicate who is signing in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Form S-1, "Signatures."

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
    By facsimile, 310-312-6680